DIMENSIONAL ETF TRUST
6300 Bee Cave Road, Building One
Austin, TX  78746

 DFA SECURITIES LLC
6300 Bee Cave Road, Building One
Austin, TX  78746

October 30, 2020

Via EDGAR Transmission

Anu Dubey
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	Dimensional ETF Trust Registration Statement on Form N-1A (File Numbers: 811-23580 and 333-239440) Request for Acceleration

Dear Ms. Dubey:
On behalf of Dimensional ETF Trust (the “Registrant”) and its principal underwriter, DFA Securities LLC, pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of the above-mentioned Registration Statement, as amended by Pre-Effective Amendment No. 3, filed on October 30, 2020 (Accession number 0001794202-20-000453) (“PEA No. 3”) be accelerated to Thursday, November 5, 2020.  PEA No. 3 was filed on behalf of the Dimensional US Core Equity Market ETF, Dimensional International Core Equity Market ETF, and Dimensional Emerging Core Equity Market ETF series of the Registrant.  No prior Pre-Effective Amendments to the Registrant’s Registration Statement on Form N-1A were incorporated by reference into PEA No. 3.
Thank you for your prompt attention to the request for acceleration.  Please contact Jana Cresswell at (215) 564-8048, if you have any questions or need further information.

/s/ Ryan P. Buechner Ryan P. Buechner, Esq. Vice President and Assistant Secretary Dimensional ETF Trust	/s/ Carolyn L. O Carolyn L. O, Esq. Vice President DFA Securities LLC

cc: Jana Cresswell, Esq.